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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

Mail Processing
Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-69844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pantheon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pantheon Securities, LLC 1095 Avenue of the Americas 24th FL
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Kevin Albert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pantheon Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SILVIA DONADONI
Notary Public, State of New York
No. 01DO6331686
Qualified in New York County
Commission Expires 10/19/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Index
December 31, 2017

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pwc

Report of Independent Registered Public Accounting Firm

To the Member of Pantheon Securities, LLC

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Pantheon Securities, LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2018

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 101 Seaport Blvd., Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

Balance Sheet
December 31, 2017

Cash	$	1,738,607
Due from related parties		287,509
Prepaid expenses and other current assets		119,212
Total assets	$	2,145,328
Accounts payable		175,290
Income taxes payable		22,390
Total liabilities	$	197,680
Total Member's equity	$	1,947,648
Total Member's equity and liabilities	$	2,145,328

1. Organization and Nature of Business

Pantheon Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware, as of August 24, 2016. The Company's principal business activities are to act primarily as a limited purpose broker-dealer and private placement agent on a "best efforts" basis with respect to the offer and sale of interests ("Interests") in affiliated, private investment funds ("Affiliated Funds") and non-affiliated, private investment funds ("Third Party Funds" and, together with the Affiliated Funds, the "Funds"). The Affiliated Funds will generally be advised by Pantheon Ventures (US) LP ("PV US"), an affiliated investment adviser registered with the SEC, as well as other affiliates and/or subadvisors, including Pantheon Ventures (UK) LLP ("PV UK"), an exempt reporting adviser incorporated in England and Wales that is authorized and regulated by the Financial Conduct Authority in the United Kingdom. The Company also intends to sub-distribute an affiliated fund of fund, managed by an affiliate of the Company that is registered under both the Securities Act and the Investment Company Act as a closed-end, non-diversified management investment company. The fund, the AMG Pantheon Fund, LLC ("AMG Fund"), is advised by PV US and distributed on a "best efforts" basis by AMG Distributors, Inc. ("AMGDI"), an affiliated SEC-registered broker-dealer and FINRA member.

The Company is a wholly owned subsidiary of Pantheon Ventures Inc. ("PVI") ("Parent"), whose ultimate parent company is Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statement. Actual results could differ from those estimates or assumptions.

Revenue Recognition

Services Revenue. Revenue is generated through the reimbursement of operating expenses of the Company. Services revenue is recognized when earned.

Private Placement Revenue. Private placement revenue consists of revenue earned pursuant to Intermediary Private Placement Agreements. Private placement revenue is recognized when earned. There will be no revenue generated from private placements of affiliated funds. There has been no private placement revenue generated to date since the inception of the broker dealer.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value, and are classified as Level 1 financial assets.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees and prepaid Fidelity Bond.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution.

3. Income Taxes

The Company is a Limited Liability Company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the Company's Parent for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent, a C Corporation, files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2016. The Company is subject to New York City unincorporated business tax.

4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2017, the Company had net capital of $1,540,927 which was $1,516,217 above the minimum net capital required of $24,710. The Company's ratio of aggregate indebtedness to net capital was .13 to 1 as of December 31, 2017.

6. Related Party Transactions

The Company has entered in to a tri-party Services Agreement dated March 1, 2017 (amended and restated as of August 8, 2017) with its affiliates PV US and PV UK (in its entirety, the "Services Agreement" by and among the Company, PV US, and PV UK).

The Company has entered into a Wholesaling Agreement dated March 1, 2017 between the Company and AMGDI. The Wholesaling Agreement with AMGDI is pursuant to which the Company provides certain wholesale marketing and marketing consulting services with regards to an affiliated fund of funds that is registered under the Investment Company Act.

Pursuant to the Services Agreement, the Company has entered into two Intra Company Group Agreements each dated as of March 1, 2017 with each PV US and PV UK. These agreements are pursuant to which PV US and PV UK separately provide services to Pantheon Securities.

Pursuant to the Services Agreement between the Company, PV US and PV UK, PV US pays the Company a fee equal to 110% of certain service costs as defined in the agreement. The service revenue from PV US totaled $5,479,177 in 2017, of which $4,584,173 is reducing the amount due to related parties from the allocated expenses described above. At the end of December 31, 2017 the Company has a receivable of $287,509 from PV US.

7. Subsequent Events

The Company has determined that no material events or transactions occurred subsequent to December 31, 2017 and through February 28, 2018, the date of the financial statement issuance, which require additional disclosure in the financial statement.